Exhibit 1

Support a Choice-Wyndham Combination A W IN FOR v ENGAGEMENT CLEAR PATH TO COMBINATION ADDITIONAL HOM E STAKEHOLDERS W ITH WYNDHAM COMPLETION SUPPORT MATERIALS

October 17, 2023

CNBC

Choice Hotels CEO Patrick Pacious joined Becky Quick on CNBC to discuss our value-creating proposal to acquire Wyndham Hotels & Resorts and the compelling benefits for both companies' stakeholders.



WYNDHAM HOTELS (WH)
78.15 +9.05 (+13.10%)
NEWS ALERT
PATRICK PACIOUS
CHOICE HOTELS PRES. & CEO
UK FTSE +0.40%
GERMAN DAX -0.38%
FRANCE CAC -0.21%

Click here to watch Choice Hotels CEO, Patrick Pacious on Squawk Box

October 19, 2023

YAHOO! FINANCE

Choice Hotels CEO Patrick Pacious spoke with Brian Sozzi on Yahoo Finance about the shareholder- and franchisee-friendly proposal to combine with Wyndham Hotels & Resorts.



CHOICE
yahoo! finance
CHOICE CEO: WYNDHAM BID A REAL OPPORTUNITY FOR SHAREHOLDERS
DOWNLOAD THE APP TODAY

Click here to watch Choice Hotels CEO, Patrick Pacious on Yahoo! Finance

November 10, 2023

CNBC

Choice Hotels CEO Patrick Pacious, Choice Hotels Chairman Stewart Bainum and Baron Capital CEO Ron Baron sat down with Andrew Ross Sorkin on CNBC to touch on the pro-competitive and transformative proposal that is on the table for both Choice and Wyndham stakeholders.



LIVE
SQUAWK BOX
PATRICK PACIOUS
CHOICE HOTELS INTERNATIONAL CEO
GOLD (DEC)
SILVER (DEC)
COPPER (DEC)

Questions About the Combination?

Analysts

October 17, 2023
Michael J. Bellisario and Daniel Hogan
BAIRD

"Strategically, we continue to believe a merger makes long-term sense..."

"The ball is in Wyndham's court now; management needs to outline a stand-alone path to ~$90/share, in our opinion."

October 18, 2023
Shaun C. Kelley, Dany Asad and Julie Hoover
BANK OF AMERICA

"...[t]he math works and would be materially accretive to Choice at a premium above WH's current price."

October 17, 2023
Jamie Rollo, Stephen W Grambling, Ed Young and James S Harden
MORGAN STANLEY

Historically, major transactions (e.g. Marriott-Starwood, Accor-FRHI) have led to material SG&A savings as well as commission savings for owners from OTA renegotiations.

October 17, 2023
Dan Wasiolek
MORNINGSTAR

"We think narrow-moat Choice's hostile bid for narrow-moat Wyndham would, if completed, make a combined entity more competitive than each of them is on a stand-alone basis as scale entices both third-party owners and travelers to join operator ecosystems in the hotel industry."

"From a regulatory standpoint, we think the deal is likely to clear. The combined company's 4% revenue share would still trail Hilton's 6% and Marriott's 9%. And while the merged entity would have the leading presence in budget hotels, it would just be on equal footing with Hilton and Marriott in midscale, and still in a nascent position in the upscale and luxury segments."

October 17, 2023
Ian Zaffino and Isaac Sellhausen
OPPENHEIMER

"In an offer we find attractive to WH shareholders, CHH announced a proposal to acquire WH for $90/share (55% cash, 45% CHH stock)."

"While the size of the combined company could bring some regulatory scrutiny, we note the Marriott-Starwood deal faced few obstacles from US regulators under the Obama administration. Further, since then, the vacation rental industry has continued to grow and has increased what can be used to define the market size."

Media

Questions About the Combination?

Media October 17, 2023 01oice Hotels Unveils S7.8 Bif!ion Takeover Off~hom Lauren Thomas and Will Feuer THŁ WAll STREET JOURNAl “Choice is no stranger to mergers and acquisitions.” “A merger of the two companies would also position the combined company to compete against much larger lodging rivals Marriott and Hilton, which cater more to higher-end travelers.” October 18, 2023 _!1Yndham swtor js L’O{l.fef2.ored to cl’teck in ;usr vet Jonathan Guilford 8RlAKINGVIŁWS “Combining the two companies makes strategic sense: both focus on t he mid -tier to discount hotel segments. where occupancy rates were less brutally hit by the pandemic than more upscale peers. Each also serves similar types of franchisees and can unite to cut costs and possibly lift revenue.” October 26. 2023 ~ndfiomcomes cut so,v;ngf!1g ogoinsr ‘desf.2erare “There are several aspects of the potential Wyndham and Choice marriage that make sense. It combines the two key players in the budget and midscale hotel sector, a segment that is beginning to catch the attention of heavy hitters like Marriott International. Hilton, IHG Hotels & Resorts and Hyatt.” October 17. 2023 C.wice Hcrels a1ms to ocguire \IWndham m S7.8btllion hosr.ile takeover Cameron Sperance THŁ POINTS GUY “Choice and Wyndham jo ining forces makes sense in a world where companies like Hilton, Marriott, Hyatt and IHG Hotels & Resorts are all signaling in various ways a need to compete in more affordably priced territory.” November 7. 2023 WHICHH: Bidder sees f2.0th JQ.rward o!f_er nor deemed best and Jlnol Jonathan Spitzer CT<N “The buyer sees a path to completion—despite the target’s stated antitrust concerns and value arguments—and believes it has the tools to achieve a deal.” “Choice has a variety of tools at its disposal. it is understood, including not only a proxy fight but also a possible exchange offer. Despite an outpouring of public opposition from a large industry group, on which CTFN has reported share holders and franchisees have expressed views that are generally supportive of a combination.” “Choice has argued that not only is the market for franchisee business already competitive, with multiple offerings from existing players, but there is already new competition from higher-end, better-capitalized entities: Hilton, Marriott and IHG. These pa1ties have moved down market specifically in an attempt to capture customers for their rewards programs sooner.” Note: Permission to use quoted mat-erial neither sought nor obtained.